May 13, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

       Re: Beta FinTech Holdings Ltd
           Amendment No. 4 to DRS submitted April 18, 2025
           File No. 377-07604
Dear Xianxin Xiang :

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 4 to DRS
Business, page 85

1. We note your response to prior comment 6. You refer to municipal bonds generally funding projects like "building schools, highways or sewer systems" and you refer to the Chinese company issuers generally being "real estate developers, real estate investment platforms" and others. Please revise to identify the nature of the project and the nature of the bond issuer associated with each of your underwriting of dollar denominated bonds.
2. We note your responses to prior comments 1 and 6. With a view to clarifying disclosure, advise us why these companies are not required to file under the Trial
       Measures and advise us whether you plan to follow through with your voluntary filing, as well as the status of that filing. To the extent you conduct diligence activities
 May 13, 2025
Page 2

       on these projects and companies and/or conduct underwriting sales efforts for potential investors in Mainland China, it is unclear how you are able to do such activities without "conduct[ing] any business in Mainland China." Please revise or advise.
Exhibits

3. It appears that you did not file the revised legality opinion. Please file a new opinion removing the statement in Assumption 7 that, "the company will have sufficient authorised but unissued share capital to issue each IPO Share".
        Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697
if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance